ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated December 18, 2009 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2009, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective February 8, 2010, the following new investment options may be available under your contract. Any applicable Subaccount Administrative Adjustment Charge is listed next to each investment option.

Investment Option	Subaccount Administrative Adjustment Charge	Investment Option	Subaccount Administrative Adjustment Charge
AIM Trimark Endeavor Fund (Class A)	0.15%	Lord Abbett Fundamental Equity Fund (Class A)	0.20%
Alger Capital Appreciation Fund (Class A)	0.10%	Mainstay Large Cap Growth Fund (Class R3)	0.00%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	Neuberger Berman Genesis Fund® (Trust Class)	0.35%
Columbia^{SM} Acorn® Fund (Class A)	0.20%	Oppenheimer Gold & Special Minerals Fund (Class A)	0.20%
Dodge & Cox International Stock Fund	0.50%	Oppenheimer International Bond Fund (Class A)	0.20%
Dodge & Cox Stock Fund	0.50%	Pioneer Strategic Income Fund (Class A)	0.20%
Fidelity® Advisor New Insights Fund (Institutional Class)	0.40%	RiverSource High Yield Bond Fund (Class R3)	0.00%
ING JPMorgan Small Cap Core Equity Portfolio (Service Class)	0.10%	Royce Total Return Fund (Class K)	0.10%
ING Value Choice Fund (Class A)	0.00%	Thornburg International Value Fund (Class R4)	0.10%
ING Van Kampen Growth and Income Portfolio (Service Class)	0.10%	Victory Small Company Opportunity Fund (Class R)	0.00%
Lazard Emerging Markets Equity Portfolio (Open Shares)	0.20%	Wanger Select	0.20%
Lord Abbett Developing Growth Fund, Inc. (Class A)	0.20%		

2. Effective February 8, 2010, the subaccounts investing in the Advisor Class of the following funds will invest in the Service 2 Class of the same funds:

ING Index Solution 2015 Portfolio	ING Solution 2015 Portfolio
ING Index Solution 2025 Portfolio	ING Solution 2025 Portfolio
ING Index Solution 2035 Portfolio	ING Solution 2035 Portfolio
ING Index Solution 2045 Portfolio	ING Solution 2045 Portfolio
ING Index Solution Income Portfolio	ING Solution Income Portfolio

Accordingly, as of February 8, 2010, the Service 2 Class shares of these funds are added to the prospectus, and all references to the Advisor Class of these funds are hereby deleted. All existing balances invested in the Advisor Class of these funds, and all future allocations to the Advisor Class of these funds, will automatically become investments in and/or allocations to the Service 2 Class of these funds. The Service 2 Class shares of these funds charge lower annual fund expenses than the Advisor Class, and the investment objective and policies of the funds will remain the same. You will not incur any fees or charges or any tax liability because of the change in share classes, and your account value immediately before the change will equal your account value immediately after the change. There is no Subaccount Administrative Adjustment Charge applicable to these funds.

3. With the addition of the funds in Item 1 of this supplement, effective February 8, 2010, the maximum total fund operating expenses and the costs shown under Hypothetical Example 1 on page 7 of the Contract Prospectus are replaced with the following:

Total Annual Fund Operating Expenses   Maximum
(expenses that are deducted from fund assets, including management fees,
distribution (12b-1) and/or service fees, and other expenses)   1.72%

(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$931	$1,802	$2,583	$4,267	$427	$1,291	$2,168	$4,267

In addition, effective February 8, 2010, the maximum costs shown under the hypothetical example on page 12 of the Contract Prospectus Summary are replaced with the following:

Maximum
1 Year	**10 Years**
$931	$4,267

4. Effective February 8, 2010, the following information is added to the Subaccount Administrative Adjustment Charge chart on page 21 of the Contract Prospectus and page 9 of the Contract Prospectus Summary:

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
AIM Trimark Endeavor Fund (Class A)	0.15%	Fidelity® Advisor New Insights Fund (Institutional Class)	0.40%
Alger Capital Appreciation Fund (Class A)	0.10%	Lazard Emerging Market Equity Portfolio (Open Shares)	0.20%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	Neuberger Berman Genesis Fund® (Trust Class)	0.35%
Columbia℠ Acorn Fund® (Class A)	0.20%	Royce Total Return Fund (Class K)	0.10%
Dodge & Cox International Stock Fund	0.50%	Thornburg International Value Fund (Class R4)	0.10%
Dodge & Cox Stock Fund	0.50%		

5. Effective February 8, 2010, the following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	**Investment Adviser/ Subadviser**	**Investment Objective(s)**
AIM Investment Funds – AIM Trimark Endeavor Fund	Invesco Aim Advisors, Inc. **Subadviser:** Advisory entities affiliated with Invesco Aim Advisors, Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
The Alger Funds – Alger Capital Appreciation Fund	Fred Alger Management, Inc.	Seeks long-term capital appreciation.
BlackRock Equity Dividend Fund – BlackRock Equity Dividend Fund	BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term total return and current income.
Columbia Acorn Trust – Columbia^{SM} Acorn® Fund	Columbia Management Advisors, LLC	Seeks long-term capital appreciation.
Dodge & Cox Funds – Dodge & Cox International Stock Fund	Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Funds – Dodge & Cox Stock Fund	Dodge & Cox	Seeks long-term growth of principal and income.
Fidelity® Contrafund – Fidelity® Advisor New Insights Fund	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Money Management, Inc.; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks capital appreciation.
ING Investors Trust – ING JPMorgan Small Cap Core Equity Portfolio	Directed Services LLC	Seeks capital growth over the long term.
ING Equity Trust – ING Value Choice Fund	ING Investments, LLC **Subadviser:** Tradewinds Global Investors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING Van Kampen Growth and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
Lazard Funds, Inc. – Lazard Emerging Markets Equity Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Developing Growth Fund, Inc.	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital through a diversified and actively managed portfolio.
Lord Abbett Securities Trust – Lord Abbett Fundamental Equity Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital through investing in stocks of large, mid, and small U.S. and multinational companies.
The Mainstay Funds – Mainstay Large Cap Growth Fund	New York Life Investments **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Neuberger Berman Equity Funds – Neuberger Berman Genesis Fund®	**Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman, LLC	Seeks growth of capital.
Oppenheimer Gold & Special Minerals Fund	OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer International Bond Fund	OppenheimerFunds, Inc.	Seeks total return.
Pioneer Strategic Income Fund	Pioneer Investment Management, Inc.	Seeks a high level of current income.
RiverSource High Yield Income Series, Inc. – RiverSource High Yield Bond Fund	RiverSource Investments, LLC	Seeks to provide shareholders with high current income.
Royce Fund – Royce Total Return Fund	Royce & Associates, LLC ("Royce")	Seeks both long-term growth of capital and current income.
Thornburg Funds – Thornburg International Value Fund	Thornburg Investment Management, Inc. ("Thornburg")	Seeks long-term capital appreciation.
The Victory Portfolios – Victory Small Company Opportunity Fund	Victory Capital Management, Inc.	Seeks to provide capital appreciation.
Wanger Advisors Trust – Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital.

6. Effective February 26, 2010, Batterymarch Financial Management, Inc. is deleted as subadviser for ING International SmallCap Multi-Manager Fund in Appendix IV – Fund Descriptions in the Contract Prospectus.